ALSTON&BIRD LLP

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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

November 29, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Michael McTiernan

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3010

Washington, D.C. 20549-6010

Re:	RREEF Property Trust, Inc.
File No. 333-180356

Dear Mr. McTiernan:

This letter sets forth the response of our client, RREEF Property Trust, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated October 9, 2012 regarding the Issuer’s registration statement on Form S-11 (the “Registration Statement”). The Issuer has today filed an amendment (“Amendment No. 3”) to the Registration Statement via EDGAR. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

Table III. Operating Results of Prior Programs

1.      Comment: We note the revisions made in response to comment 6 in our letter dated June 4, 2012. The $1,000 calculation should be based on total amount invested, not just the portion invested that was allocated to acquire investments.

Response: The Issuer has revised Table III in Appendix A to the prospectus in Amendment No. 3 in response to the Staff’s comment and confirms that the $1,000 calculation is based on the total amount invested by the Issuer.

2.      Comment: We note your response to comment 8 in our letter dated June 4, 2012. Please revise to disclose that Global Opportunities Fund II is accounted for as an investment company. In addition, please revise the table to present the appropriate line items for investment companies. For example, please separately disclose realized gains (losses) and unrealized gains (losses) for closed real estate transactions or tell us how you determined these items should be classified as gross revenues.

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Ventura County • Washington, D.C.

Response: The Issuer has revised Table III in response to the Staff’s comment.

Draft Quarterly NAV Supplement

3.      Comment: We note your response to comment 9. We believe the disclosure requested should be provided prior to the completion of the “ramp-up period.” However, we do not object to you delaying the presentations of the additional NAV disclosure requested until you have acquired more than one property (or more than one property in a particular property type for purposes of weighted average for each key assumption).

Response: For each property type with respect to which the Issuer owns more than one property, the Issuer will disclose, in each quarterly NAV supplement, the key assumptions used by the valuation expert in appraising the properties and the range or weighted average for each key assumption used. In addition, the Issuer will disclose, in each quarterly NAV supplement that contains a disclosure of key assumptions pursuant to the foregoing sentence, a quantitative illustration of the sensitivity of the NAV to a change in the most significant assumption and whether any key assumptions are based on information provided by the Issuer’s sponsor.

Should you have any further questions or need additional information, please do not hesitate to contact me at 404-881-4417.

Sincerely,

/s/ Rosemarie A. Thurston
Rosemarie A. Thurston

cc:	James N. Carbone, RREEF Property Trust, Inc.

Julianna S. Ingersoll, RREEF Property Trust, Inc.

Jason W. Goode, Alston & Bird LLP

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